FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑                    Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                        No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 8 January 2007	By	/s/ J Nicholls
		Name:	J Nicholls
		Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 31 December 2007

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (03 December 2007)	Lodgement of audited financial statements for Diageo Capital plc, Diageo Finance plc and Diageo Investment Corporation for the year ended 30 June 2007 with the UK Listing Authority. (28 December 2007)
Announcement	Announcement
Mr Shanahan informs the Company of his beneficial interests. (04 December 2007)	Company releases shares from treasury to satisfy grants made under employee share plans. (28 December 2007)
Announcement	Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (04 December 2007)	Company releases shares from treasury to satisfy grants made under employee share plans. (31 December 2007)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (05 December 2007)	Company announces total voting rights. (31 December 2007)
Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited.
(05 December 2007)
Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited.
(06 December 2007)
Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.
(07 December 2007)
Announcement
Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited.
(07 December 2007)

Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their interests therein.

Lord Blyth and Mr Stitzer inform the Company of their beneficial interests. (10 December 2007)
Announcement
Company purchases its own securities for cancellation through Goldman Sachs International.
(10 December 2006)
Announcement
Company purchases its own securities for cancellation through Goldman Sachs International.
(11 December 2007)
Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.
(12 December 2007)
Announcement
Company announces programme to enable the buy back of shares in forthcoming closed period.
(12 December 2007)
Announcement
Company purchases its own securities for cancellation through Goldman Sachs International.
(12 December 2007)

Announcement
Company purchases its own securities for cancellation through Goldman Sachs International.
(13 December 2007)
Announcement
Company purchases its own securities for cancellation through Goldman Sachs International.
(14 December 2007)
Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.
(21 December 2007)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:49 03-Dec-07
Number	0597J
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1,083.08 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:58 04-Dec-07
Number	PRNUK-0412
TO: Regulatory Information Service
PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification on 3 December 2007, that Mr WS Shanahan, a director, had purchased 1,000 American Depositary Shares in the Company (‘ADS’) on 14 November 2007, at an average price of $89.8958 per ADS.
As a result of the above, Mr Shanahan’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) has increased to 7,289.
4 December 2007
1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 04-Dec-07
Number	1739J
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 425,000 ordinary shares at a price of 1,064.49 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:22 05-Dec-07
Number	PRNUK-0512

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 21,995 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,588,509 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,596,646,462.
5 December 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:39 05-Dec-07
Number	2765J
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 350,000 ordinary shares at a price of 1,073.4 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:53 06-Dec-07
Number	3894J
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 1,078.66 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:51 07-Dec-07
Number	PRNUK-0712
TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 47,512 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,540,997 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,595,943,974.
7 December 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:56 07-Dec-07
Number	4917J
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 350,000 ordinary shares at a price of 1,070.41 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:22 10-Dec-07
Number	PRNUK-1012
TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES
The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the ‘Company’) announces that:
1.	it received notification on 10 December 2007 of the following allocations of ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 December 2007 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares

N C Rose	18

P S Walsh	18
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 December 2007 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

S Fletcher	18

J Grover	18

A Morgan	18

G Williams	18
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.69.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	372,364

P S Walsh	648,224

Name of PDMR	Number of Ordinary Shares

S Fletcher	135,375

J Grover	171,396

A Morgan	136,494

G Williams	212,430
(of which 5,760 are held in the form of ADS*)
2. it received notification on 10 December 2007 from Lord Blyth, a director of the Company, that he has purchased 977 Ordinary Shares on 10 December 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £10,500 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £10.69.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 153,140.
3. it received notification on 10 December 2007 from Todd Stitzer, a director of the Company, that he has purchased 93 Ordinary Shares on 10 December 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £10.69.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 4,774.
10 December 2007

*1	ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:32 10-Dec-07
Number	5983J
Diageo plc
10 December 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 300,000 ordinary shares at a price of 1064.77 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:53 11-Dec-07
Number	7010J
Diageo plc
11 December 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 250,000 ordinary shares at a price of 1067.08 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:28 12-Dec-07
Number	PRNUK-1212
TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 6,942 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,534,055 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,595,050,916.
12 December 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Share Buy Back Programme
Released	17:44 12-Dec-07
Number	7988J
12 December 2007
Diageo puts in place programme to enable the buy back of shares in forthcoming closed period
DIAGEO plc announces that it has put in place an irrevocable, non-discretionary programme to allow the company to buy back shares during the closed period which precedes the interim results announcement on 14 February 2008. The buy-back programme during the closed period will be managed by an independent third party, which will make its trading decisions in relation to the company’s securities independently of, and uninfluenced by, the company.
Share buy backs will be effected during the period between 2 January 2008 and 14 February 2008 within pre-set parameters. The buy backs will be in accordance with Diageo’s general authority to repurchase shares and in accordance with Chapter 12 of the Listing Rules. Consequently the maximum price per Share shall be no more than the higher of (i) an amount equal to 105% of the average of the middle market quotations for a Share (as derived from the London Stock Exchange Daily Official List) for the 5 days when the London Stock Exchange is open for dealing immediately preceding the day on which the Share is contracted to be purchased and (ii) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange official list at the time the purchase is carried out. The shares repurchased will be cancelled on a daily basis.
In announcing this Diageo confirms that currently it has no inside information. Diageo will announce interim results for the six months ending 31 December 2007 on 14 February 2008.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:46 12-Dec-07
Number	7990J
Diageo plc
12 December 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 260,000 ordinary shares at a price of 1069.81 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:58 13-Dec-07
Number	9079J
Diageo plc
13 December 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 320,000 ordinary shares at a price of 1053.84 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:31 14-Dec-07
Number	0107K
Diageo plc
14 December 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 300,000 ordinary shares at a price of 1057.93 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:47 21-Dec-07
Number	PRNUK-2112
TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 1,298 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,532,757 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,594,172,214.
21 December 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Report and Accounts
Released	14:22 28-Dec-07
Number	PRNUK-2812

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.3 OF

THE LISTING RULES
Diageo plc announces that in accordance with paragraph 9.6.3 of the Listing Rules, two copies of the audited financial statements for Diageo Capital plc, Diageo Finance plc and Diageo Investment Corporation for the year ended 30 June 2007 have been submitted to the UKLA and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
28 December 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:37 28-Dec-07
Number	PRNUK-2812

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 10,370 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,522,387 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,594,182,584.
28 December 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:32 31-Dec-07
Number	PRNUK-3112

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 472 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 280,521,915 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,594,183,056.
31 December 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	13:29 31-Dec-07
Number	PRNUK-3112
TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc — Voting Rights and Capital
In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc (the ‘Company’) would like to notify the market of the following:
The Company’s issued capital consists of 2,874,704,971 ordinary shares of 28

101/108 pence each (‘Ordinary Shares’) with voting rights, which includes 280,521,915 Ordinary Shares held in Treasury.
Therefore, the total number of voting rights in the Company is 2,594,183,056 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
31 December 2007
END